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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 18)(1)


                              Synergy Brands, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 per share
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                         (Title of Class of Securities)

                                    87159E303
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                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 30, 2004
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             Page 1 of 4 pages

----------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No.    87159E303               13D/A                           Page 2 of 4


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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Lloyd I. Miller, III                      ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]

                                                                        (b)  [ ]
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3      SEC USE ONLY

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       ---------------
4      SOURCE OF FUNDS*
       PF-OO**

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR  2(e)

       [  ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

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      NUMBER OF       7     SOLE VOTING POWER
       SHARES               380,182***
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY        8     SHARED VOTING POWER
        EACH                471,475***
      REPORTING       ----------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH                380,182***
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            471,475***
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       851,657***

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       40.5%***

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14     TYPE OF REPORTING PERSON*
       IN-IA-OO**

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  See response to Item 3 to the Statement (as defined herein).

***  See response to Item 5 to the Statement (as defined herein).
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                                                                     Page 3 of 4


             AMENDMENT NO. 18 TO THE ORIGINAL REPORT ON SCHEDULE 13D

         Introduction

         This constitutes Amendment No. 18 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III (the "Reporting Person" or "Miller"), dated September 26, 2001, as amended (the "Statement"), relating to the Common Stock, par value $0.001 per share (the "Shares") of Synergy Brands, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

         Item 4. Purpose of the Transaction

            Item 4. of the Statement is hereby amended and restated in its entirety to read as follows:

         Miller considers his beneficial ownership reported herein of the 851,657 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all or some of the Shares which he beneficially owns. Miller is a party to a certain letter agreement with the chairman of the Company's board of directors, Mair Faibish ("Faibish"), which provides, among other things, that (i) subject to certain qualifications, Faibish shall use reasonable efforts to cause an individual designated by Miller to be nominated for election to the Company's board of directors, and (ii) upon request, Miller has the right to receive consulting fees from the Company not to exceed $10,000.00. The letter agreement is hereby incorporated by reference and attached to the Statement as Exhibit 99.5.

         On March 23, 2004, the date of the filing of Amendment No. 17 to the Statement ("Amendment No. 17"), the percentage of Shares beneficially owned by the Reporting Person (the "Beneficial Ownership Percentage") was 43.8%. The purpose of this Amendment is to report that since the filing of Amendment No.
17, a material change occurred to the Reporting Person's Beneficial Ownership Percentage, solely because of a change in the aggregate number of Shares outstanding.
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                                                                     Page 4 of 4



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 12, 2004

                                                      /s/ Lloyd I. Miller, III
                                                  ------------------------------
                                                         Lloyd I. Miller, III